Exhibit 99.5

Postmedia Reports Third Quarter Results

July 10, 2014 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three and nine months ended May 31, 2014.

Third Quarter Operating Results
Net loss in the quarter ended May 31, 2014 was $20.6 million compared to $103.3 million in the same period in the prior year. The decrease in net loss was primarily the result of a $93.9 million non-cash impairment charge in the prior year.

Operating loss was $5.6 million as compared to $85.3 million in the same period in the prior year which included non-cash impairment charges of $93.9 million.

Operating income before depreciation, amortization, impairment and restructuring of $25.7 million in the quarter represents a decrease of $7.1 million (21.6%), relative to the same period in the prior year. This decrease is the result of revenue declines of $20.8 million, partially offset by net decreases in compensation, newsprint, distribution and other expenses totaling $13.7 million.

Revenue for the quarter was $171.0 million, a decrease of $20.8 million (10.8%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $18.7 million (16.5%) with the declines occurring across all categories. Print circulation revenue decreased $0.4 million (0.8%) and digital revenue decreased $1.0 million (4.3%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $13.7 million (8.6%) relative to the same period in the prior year. Expense reductions occurred in most operating expense categories including compensation, newsprint, and distribution expenses.

Year-to-Date Operating Results
Net loss in the nine months ended May 31, 2014 was $57.7 million compared to $112.3 million in the same period in the prior year. The decrease in net loss was primarily the result of a $93.9 million non-cash impairment charge in the third quarter of fiscal 2013.

Operating loss for the nine months ended May 31, 2014 was $7.4 million as compared to $53.0 million in the same period in the prior year which included non-cash impairment charges of $93.9 million.

Operating income before depreciation, amortization, impairment and restructuring for the nine months ended May 31, 2014 was $93.8 million, a decrease of $13.0 million relative to the prior year. This decrease is the result of revenue declines of $54.8 million, partially offset by net decreases in compensation, newsprint, distribution and other expenses totalling $41.8 million.

Revenue for the nine months ended May 31, 2014 was $527.5 million, a decrease of $54.8 million (9.4%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $50.3 million (14.3%) with the declines occurring across all categories. Print circulation revenue decreased $0.4 million (0.3%) and digital revenue decreased $2.4 million (3.5%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $41.8 million (8.8%) in the nine months ended May 31, 2014, relative to the same period in the prior year. Expense reductions occurred in most operating expense categories including compensation, newsprint, and distribution expenses.

Business Transformation Initiatives
As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. During the three months ended May 31, 2014, the Company implemented transformation initiatives which are expected to result in net annualized cost savings of approximately $8 million. This brings total net annualized cost savings to approximately $106 million or 15% of operating costs since the program was announced.

Redemption of Notes
On April 30, 2014, the Company completed a mandatory redemption of $6.3 million aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) at par in accordance with the terms and conditions of the First-Lien Notes indenture.

Subsequent Event
On July 9, 2014 the Company signed a commitment letter for a new senior secured asset-based revolving credit facility (the “New ABL Facility”) for an aggregate amount of up to $20.0 million, subject to completion of definitive documentation. The New ABL Facility will mature one year from the closing date and will replace the Company’s existing facility that will terminate on July 13, 2014.

Management Commentary
“This quarter we took a big step into reimagining our product offerings across our local markets with the launch of four all new products in Ottawa,” said Paul Godfrey, President and Chief Executive Officer. “While we continue to face the same challenges as our industry peers with respect to our traditional business, we believe that Postmedia’s four platform strategy, our focus on engaging our audiences and delivering targeted results to advertisers holds tremendous excitement around the opportunities ahead.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, the impact of the Company’s organizational redesign and the ability of the Company to leverage future opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labour disruptions; possible environmental liabilities, litigation and pension plan obligations; not being able to refinance our ABL Facility on attractive terms or at all; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2013, 2012 and 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended May, 31		For the nine months ended May 31
	2014	2013	2014	2013
		(revised) (1)		(revised) (1)
Revenues
Print advertising	94,716	113,395	301,265	351,579
Print circulation	49,029	49,401	146,167	146,540
Digital	23,067	24,093	67,757	70,198
Other	4,177	4,895	12,262	13,957
Total revenues	170,989	191,784	527,451	582,274
Expenses
Compensation	72,492	83,075	218,498	247,433
Newsprint	7,588	10,147	24,110	32,111
Distribution	25,978	27,542	76,990	82,099
Other operating	39,264	38,268	114,049	113,826
Operating income before depreciation, amortization, impairment and restructuring	25,667	32,752	93,804	106,805
Depreciation	15,918	6,706	40,314	20,336
Amortization	9,542	11,111	29,553	32,679
Impairments	-	93,883	-	93,883
Restructuring and other items	5,813	6,305	31,351	12,916
Operating loss	(5,606)	(85,253)	(7,414)	(53,009)
Interest expense	15,799	14,994	47,137	46,767
Net financing expense related to employee benefit plans	1,405	1,863	4,213	5,590
Gain on disposal of property and equipment	(244)	(202)	(231)	(989)
(Gain) loss on derivative financial instruments	691	760	(4,010)	2,650
Foreign currency exchange (gains) losses	(2,652)	588	3,177	5,286
Loss before income taxes	(20,605)	(103,256)	(57,700)	(112,313)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(20,605)	(103,256)	(57,700)	(112,313)

Loss per share attributable to equity holders of the Company
Basic	$(0.51)	$(2.57)	$(1.43)	$(2.79)
Diluted	$(0.51)	$(2.57)	$(1.43)	$(2.79)

(1) Results for the three and nine months ended May 31, 2013 have been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at May 31, 2014	As at August 31, 2013
		(revised) (1)
Assets
Current Assets
Cash	48,583	40,812
Accounts receivable	80,304	82,615
Inventory	2,473	3,234
Current portion of derivative financial instruments	8,078	1,411
Prepaid expenses and other assets	8,371	10,128
Total current assets	147,809	138,200
Non-Current Assets
Property and equipment	191,809	223,173
Asset held-for-sale	10,530	10,530
Derivative financial instruments	20,812	16,802
Other assets	405	732
Intangible assets	297,027	323,760
Goodwill	149,600	149,600
Total assets	817,992	862,797

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	72,610	67,618
Provisions	31,559	26,097
Deferred revenue	25,284	24,645
Current portion of long-term debt	12,500	12,500
Total current liabilities	141,953	130,860
Non-Current Liabilities
Long-term debt	472,271	474,380
Other non-current liabilities	125,212	121,817
Provisions	682	826
Deferred income taxes	681	681
Total liabilities	740,799	728,564

Equity
Capital stock	371,132	371,132
Contributed surplus	9,757	9,020
Deficit	(303,001)	(241,925)
Accumulated other comprehensive loss	(695)	(3,994)
Total equity	77,193	134,233
Total liabilities and equity	817,992	862,797

(1) The consolidated statement of financial position as at August 31, 2013 has been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended May 31,		For the nine months ended May 31,
	2014	2013	2014	2013
		(revised) (1)		(revised) (1)1)
Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(20,605)	(103,256)	(57,700)	(112,313)
Items not affecting cash:
Depreciation	15,918	6,706	40,314	20,336
Amortization	9,542	11,111	29,553	32,679
Impairments	-	93,883	-	93,883
(Gain) loss on derivative financial instruments	691	760	(4,010)	2,650
Non-cash interest	1,511	672	4,476	3,470
Gain on disposal of property and equipment	(244)	(202)	(231)	(989)
Non-cash foreign currency exchange (gains) losses	(2,363)	550	3,179	5,228
Share-based compensation plans and other long-term incentive plan expense	306	214	1,052	1,149
Net financing expense relating to employee benefit plans	1,405	1,863	4,213	5,590
Non-cash compensation expense of employee benefit plans	-	1,197	-	2,487
Employee benefit funding in excess of compensation expense	(2,194)	-	(4,711)	-
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	-	-	(8,976)
Net change in non-cash operating accounts	8,961	2,477	15,675	4,715
Cash flows from operating activities	12,928	15,975	31,810	49,909

Investing Activities
Net proceeds from the sale of property and equipment, intangible assets and asset held-for-sale	245	262	279	25,884
Additions to property and equipment	(2,823)	(1,108)	(8,998)	(5,414)
Additions to intangible assets	(864)	(1,314)	(2,820)	(3,937)
Cash flows from investing activities	(3,442)	(2,160)	(11,539)	16,533

Financing activities
Repayment of long-term debt	(6,250)	(8,853)	(12,500)	(32,040)
Debt issuance costs	-	-	-	(111)
Cash flows from financing activities	(6,250)	(8,853)	(12,500)	(32,151)

Net change in cash	3,236	4,962	7,771	34,291
Cash at beginning of period	45,347	51,518	40,812	22,189
Cash at end of period	48,583	56,480	48,583	56,480

Supplemental disclosure of operating cash flows
Interest paid	8,879	13,399	37,987	33,895
Income taxes paid	-	-	-	-

(1) Cash flows for the three and nine months ended May 31, 2013 have been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our interim condensed consolidated financial statements for additional information.